Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our Firm under the caption “Interest of Experts”, and to the use in the Annual Report on Form 40-F and to the use and incorporation by reference into the registration statement on Form F-10 (File No. 333- 204551) of Trillium Therapeutics Inc., of our report dated March 9, 2016, with respect to the consolidated statements of financial position of Trillium Therapeutics Inc. (formerly Stem Cell Therapeutics Corp.) as at December 31, 2015 and 2014, and the consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the years then ended.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Professional Accountants
March 9, 2016	Licensed Public Accountants